UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

ELDORADO RESORTS, INC.

(Name of Issuer)

Common Stock, par value of $0.00001

(Title of Class of Securities)

28470R102

(CUSIP Number)

Howard L. Ellin, Esq.
Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
 (212) 735-3000

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28470R102	13G/A	Page 2 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JEFFREY D. GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,400,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,400,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 28470R102	13G/A	Page 3 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD A. GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,400,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,400,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 28470R102	13G/A	Page 4 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ROBERT S. GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,400,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	9	SHARED DISPOSITIVE POWER 4,400,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 28470R102	13G/A	Page 5 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFIL HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,400,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 4,400,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 28470R102	13G/A	Page 6 of 9

ITEM 1.

(a)	Name of Issuer Eldorado Resorts, Inc.

(b)	Address of Issuer’s Principal Executive Offices 100 West Liberty Street, Suite 1150, Reno, Nevada 89501

Item 2.

(a)	Name of Person Filing Jeffrey D. Goldstein Richard A. Goldstein Robert S. Goldstein GFIL Holdings, LLC

(b)
Address of the Principal Office or, if none, residence

The business address of Jeffrey D. Goldstein is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.
The business address of Richard A. Goldstein is 700 Office Parkway, St. Louis, Missouri 63141.
The business address of Robert S. Goldstein is 700 Office Parkway, St. Louis, Missouri 63141.
The address for GFIL Holdings, LLC is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

(c)	Citizenship Each filing individual is a citizen of the United States of America. GFIL Holdings, LLC is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities Common Stock, par value of $0.00001

(e)	CUSIP Number 28470R102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 28470R102	13G/A	Page 7 of 9

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
As of the date of this filing, Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein and GFIL Holdings, Inc. (the “Reporting Persons”) beneficially owned in the aggregate 4,400,000 shares of Common Stock.

(b)
As of the date of this filing, the Reporting Persons beneficially owned approximately 5.7% of the issued and outstanding shares of Common Stock.  The percentage above is calculated based upon the 76,824,595 shares of Common Stock issued and outstanding as reported on the Form 10-Q of Eldorado Resorts, Inc. for the quarterly period ended September 31, 2017.

(c)
The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is reflected in the table below for each of the Reporting Persons:

Name	Sole Voting	Shared Voting	Sole Dispositive Power	Shared Dispositive Power
Jeffrey D. Goldstein Richard A. Goldstein Robert S. Goldstein GFIL Holdings, LLC	0 0 0 4,400,000 (2)	4,400,000 (1) 4,400,000 (1) 4,400,000 (1) 0	0 0 0 4,400,000 (2)	4,400,000 (1) 4,400,000 (1) 4,400,000 (1) 0
___________________

(1)
Consists of 4,400,000 shares of which the Reporting Person, as a manager of GFIL Holdings, LLC, has indirect beneficial ownership (such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares).

(2)	Shares owned by GFIL Holdings, LLC are reported as beneficially owned by Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein.

Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

CUSIP No. 28470R102	13G/A	Page 8 of 9

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
ITEM 10.  CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 28470R102	13G/A	Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2018		/s/ Jeffrey D. Goldstein
Jeffrey D. Goldstein

/s/ Richard A. Goldstein
Richard A. Goldstein

/s/ Robert S. Goldstein
Robert S. Goldstein

GFIL HOLDINGS, LLC

	By:	/s/ Jeffrey D. Goldstein
Name: Jeffrey D. Goldstein
Title: Manager